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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       ________________________________

                                SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


                              CEC RESOURCES LTD.
                           (Name of Subject Company)

                              CEC RESOURCES LTD.
                     (Name of Person(s) Filing Statement)

                        COMMON STOCK WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                  124980 103
                    (CUSIP Number of Class of Securities)


                              Patrick R. McDonald
                     President and Chief Executive Officer
                              CEC Resources Ltd.
                        1700 Lincoln Street, Suite 1150
                         Denver, Colorado 80290-1101
                                (303) 860-1575

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a copy to:

                              Mark R. Levy, Esq.
                              Holland & Hart LLP

                      555 Seventeenth Street, Suite 3200
                            Denver, Colorado 80202
                                (303) 295-8000

                               Page 1 of 3 Pages
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     The purpose of this Amendment No. 2 is to add an additional exhibit. This
Amendment No. 2 makes no other changes to Amendment No. 1 to this Schedule 14D-9 as previously filed.

ITEM 9.   Material to be Filed as Exhibits

  * Exhibit 1 - Exchange and Financing Agreement, dated October 14, 1999, among Yorktown Energy Partners III, L.P., CEC Resources Ltd. And Carbon Energy Corporation (incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-89783).

  * Exhibit 2 - Portions of Prospectus, dated January 18, 2000, of Carbon Energy Corporation.

  * Exhibit 3 - Letter of the President of CEC Resources Ltd. regarding the Exchange Offer.

  * Exhibit 4 - Joint Press Release, dated January 21, 2000, of Carbon Energy Corporation and CEC Resources Ltd. regarding the Exchange Offer.

     Exhibit 5 - Followup Letter dated February 2, 2000 of the President of CEC Resources Ltd. regarding the Exchange Offer.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_________________________
  *  Previously filed
                                    CEC RESOURCES LTD



Dated:  February 3, 2000            By:   /s/ Patrick R. McDonald
                                        ---------------------------------
                                        Patrick R. McDonald, President and
                                           Chief Executive Officer

                               Page 2 of 3 Pages
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                                 Exhibit Index


*  Exhibit 1      Exchange and Financing Agreement, dated October 14, 1999, by and among Yorktown Energy Partners III, L.P., CEC Resources
                  Ltd., and Carbon Energy Corporation (incorporated by reference to Exhibit 10.3 to Registration Statement No. 333-89783)

*  Exhibit 2      Portions of Prospectus, dated January 18, 2000 of
                  Carbon Energy Corporation

*  Exhibit 3      Letter of the President of CEC Resources Ltd. regarding the
                  Exchange Offer

*  Exhibit 4      Joint Press Release, dated January 21, 2000, of Carbon Energy
                  Corporation and CEC Resources Ltd. regarding the Exchange
                  Offer.

   Exhibit 5 Followup Letter dated February 2, 2000 of the President of CEC Resources Ltd. regarding the Exchange Offer.
________________________
*  Previously Filed

                               Page 3 of 3 Pages